Exhibit 99.1

Teva Reports Full Year and Fourth Quarter 2016 Financial Results

JERUSALEM--(BUSINESS WIRE)--February 13, 2017--Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) today reported results for the year and the quarter ended December 31, 2016.

	FY 2016	Q4 2016
Revenues	$21.9 billion	$6.5 billion
Cash flow from operations	$5.2 billion	$1.4 billion
GAAP EPS	$0.07	($1.10)
Non-GAAP EPS	$5.14	$1.38

Teva reaffirms its 2017 full year non-GAAP guidance;
including revenues of $23.8 - 24.5 billion, and
non-GAAP EPS of $4.90 - 5.30

“2016 was a transitional year for Teva – one that included significant achievements, as well as challenges,” stated Dr. Yitzhak Peterburg, Interim President and CEO of Teva. “While we continue to manage through a turbulent and constantly evolving industry, we are committed to execute against our strategy with more diversified revenue sources and profit streams, all backed by strong product development engines in both generics and specialty.”

“In 2017, our main focus will be extracting synergies related to the Actavis Generics transaction, driving additional efficiencies throughout the organization, supporting cash generation and paying down our debt to maintain a strong balance sheet and delivering on the promise of the specialty pipeline and key generic launches. We are laser focused on execution at this critical juncture and are determined to deliver on our key priorities.”

Dr. Peterburg continued, “With the entire Teva team, I am conducting a thorough review of the business to find additional opportunities to enhance value. Our management team is committed to delivering for our shareholders and unlocking the full potential of our pipeline and global business. We remain excited about the future as we strive to create a platform that supports continued growth and value creation for patients, shareholders and healthcare systems around the world.”

2016 Annual Results

Revenues in 2016 were $21.9 billion, an increase of 11% compared to 2015, primarily due to the inclusion, following the closing on August 2, of the results of the Actavis Generics business.

Exchange rate differences between 2016 and 2015 decreased revenues by $174 million, decreased GAAP operating income by $81 million and decreased non-GAAP operating income by $55 million. In addition, the Venezuelan bolivar exchange rates that we used and inflation-driven price increases in Venezuela increased revenues by $526 million, increased GAAP operating income by $23 million and increased non-GAAP operating income by $133 million.

In light of the economic conditions in Venezuela, we exclude the 2016 increases in revenues and operating profit in any discussion of currency effects.

GAAP gross profit was $11.9 billion in 2016, up 4% compared to 2015. GAAP gross profit margin for the year was 54.1%, compared to 57.8% in 2015. Non-GAAP gross profit was $13.4 billion in 2016, up 10% compared to 2015. Non-GAAP gross profit margin was 61.3% in 2016, compared to 62.2% in 2015.

Research and Development (R&D) expenses in 2016 were $2.1 billion, an increase of 38% compared to 2015. R&D expenses excluding equity compensation expenses and purchase of in-process R&D in 2016 were $1.7 billion or 7.6% of revenues, compared to $1.4 billion, or 7.3% of revenues, in 2015. R&D expenses related to our generic medicines segment were $659 million, compared to $519 million in 2015. R&D expenses related to our specialty medicines segment were $998 million, compared to $918 million in 2015.

Selling and Marketing (S&M) expenses in 2016 were $3.9 billion, an increase of 11% compared to 2015. S&M expenses excluding amortization of purchased intangible assets and equity compensation expenses were $3.7 million, or 17.0% of revenues, in 2016, compared to $3.4 million, or 17.4% of revenues, in 2015. S&M expenses related to our generic medicines segment were $1.7 billion, an increase of 18% compared to $1.5 billion in 2015. S&M expenses related to our specialty medicines segment were $1.9 billion, a decrease of 1% compared to 2015.

General and Administrative (G&A) expenses in 2016 and in 2015 were $1.2 billion. G&A expenses excluding equity compensation expenses were $1.2 billion in 2016, or 5.4% of revenues, compared to $1.2 billion and 6.0% in 2015.

Operating income was $2.2 billion in 2016 compared to $3.4 billion in 2015. Non-GAAP operating income was $6.8 billion, up 11% compared to $6.2 billion in 2015.

Adjusted EBITDA (non-GAAP operating income, which excludes amortization and certain other items, and excluding depreciation expenses) for 2016 was $7.3 billion, up 11% compared to 2015.

In 2016, financial expenses were $1.3 billion, compared to $1.0 billion in 2015. Non-GAAP financial expenses were $442 million in 2016, compared to $223 million in 2015.

GAAP income tax expenses for 2016 were $521 million or 63% on pre-tax income of $824 million. In 2015, the provision for income taxes was $634 million or 27% on pre-tax income of $2.4 billion. The provision for non-GAAP income taxes for 2016 was $1.1 billion on pre-tax non-GAAP income of $6.4 billion, for an annual tax rate of 17%. The provision for non-GAAP income taxes in 2015 was $1.3 billion on pre-tax non-GAAP income of $6.0 billion, for an annual tax rate of 21%.

GAAP net income attributable to ordinary shareholders and GAAP diluted EPS were $68 million and $0.07, respectively, in 2016, compared to $1.6 billion and $1.82, respectively, in 2015. Non-GAAP net income attributable to ordinary shareholders for calculating diluted EPS and non-GAAP diluted EPS were $5.2 billion and $5.14, respectively in 2016, compared to $4.7 billion and $5.42 in 2015.

Non-GAAP information: Net non-GAAP adjustments in 2016 were $4.9 billion. Non-GAAP net income and non-GAAP EPS for the year were adjusted to exclude the following items:

  amortization of purchased intangible assets totaling $993 million, of which $881 million is included in cost of goods sold and the remaining $112 million in selling and marketing expenses;
  an impairment of goodwill of $900 million, relating to the acquisition of Rimsa;
  legal settlements and loss contingencies of $899 million, primarily $519 million in connection with the FCPA settlement with the DOJ and SEC and $225 million in connection with the ciprofloxacin (Cipro®) settlement;
  financial expenses of $888 million, including $746 million related to the impairment of our monetary balance sheet items in Venezuela following our decisions to adopt different exchange rates and $99 million related to the impairment of our investment in Mesoblast;
  impairment of long-lived assets of $746 million, mainly related to Revascor® and Zecuity® ($506 million) and to an impairment of property, plant and equipment ($149 million);
  R&D-related expenses of $423 million, comprised mainly of an upfront payment of $250 million to Regeneron pursuant to our collaborative agreement to develop and commercialize its pain medication product fasinumab and an upfront payment of $160 million to Celltrion pursuant to our exclusive partnership to commercialize two of Celltrion’s biosimilar products;
  inventory step-up of $383 million, related mainly to the acquisition of the Actavis Generics business;
  acquisition and integration expenses of $261 million;
  restructuring expenses of $245 million;
  costs related to regulatory actions taken in facilities of $153 million;
  cost of sales adjustment of $133 million, to adjust our inventory balance in Venezuela to reflect the U.S. dollar fair market value of the inventory;
  equity compensation of $121 million;
  contingent consideration of $83 million;
  other non-GAAP items of $49 million;
  net gain of $693 million from the divestments of products in connection with the acquisition of the Actavis Generics business;
  minority interest adjustment of negative $76 million; and
  related tax effect of $593 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Cash flow from operations generated during 2016 was $5.2 billion, down 6% compared to $5.5 billion in 2015. Free cash flow, excluding net capital expenditures, was $4.4 billion compared to $4.9 billion in 2015, a decrease of 11%.

Total balance sheet assets were $92.9 billion as of December 31, 2016, compared to $98.7 billion as of September 30, 2016 and $54.2 billion at December 31, 2015. The decrease from September 30, 2016 was mainly due to a decrease of $8.1 billion in identifiable intangible assets, partially offset by an increase of $4.1 billion of goodwill, both related mainly to the Actavis and Rimsa acquisitions.

Cash and investments at December 31, 2016 decreased to $1.9 billion, compared to $2.7 billion at September 30, 2016 and $8.4 billion at December 31, 2015.

As of December 31, 2016, our debt was $35.8 billion, a decrease of $1.1 billion compared to $36.9 billion as of September 30, 2016 and $9.9 billion at December 31, 2015. The portion of total debt classified as short-term as of December 31, 2016 was 9%.

Total shareholders’ equity was $35.0 billion at December 31, 2016, compared to $37.0 billion at September 30, 2016 and $29.9 billion at December 31, 2015.

Fourth Quarter 2016 Results

Revenues in the fourth quarter of 2016 were $6.5 billion, up 33% compared to the fourth quarter of 2015, primarily due to the inclusion, following the closing on August 2, of the results of the Actavis Generics business.

Exchange rate differences between the fourth quarter of 2016 and the fourth quarter of 2015 decreased revenues by $41 million, decreased GAAP operating income by $14 million and decreased non-GAAP operating income by $9 million. In addition, the Venezuelan bolivar exchange rates that we used and inflation-driven price increases in Venezuela increased revenues by $184 million, decreased GAAP operating income by $34 million and increased non-GAAP operating income by $75 million.

In light of the economic conditions in Venezuela, we exclude the 2016 changes in revenues and operating profit in any discussion of currency effects.

GAAP gross profit was $3.4 billion in the fourth quarter of 2016, up 19% compared to the fourth quarter of 2015. GAAP gross profit margin was 52.2% in the quarter, compared to 58.3% in the fourth quarter of 2015. Non-GAAP gross profit was $3.9 billion in the fourth quarter of 2016, up 26% from the fourth quarter of 2015. Non-GAAP gross profit margin was 59.4% in the fourth quarter of 2016, compared to 62.6% in the fourth quarter of 2015.

Research and Development (R&D) expenses for the fourth quarter of 2016 were $684 million, up 53% compared to the fourth quarter of 2015 mainly due to higher R&D expenses for both generics and specialty, as well as the upfront payment of $160 million to Celltrion. R&D expenses excluding equity compensation expenses and purchase of in-process R&D in the fourth quarter of 2016 were $514 million or 7.9% of quarterly revenues, compared to $395 million or 8.1% in the fourth quarter of 2015. R&D expenses related to our generic medicines segment were $211 million, compared to $133 million in the fourth quarter of 2015, an increase of 59%, mainly due to the inclusion of expenses of the Actavis Generics business. R&D expenses related to our specialty medicines segment were $296 million, an increase of 13% compared to $263 million in the fourth quarter of 2015, mainly due to increased spending on our late-stage compound for the treatment of migraine, TEV-48125 (fremanezumab).

Selling and Marketing (S&M) expenses in the fourth quarter of 2016 were $1.1 billion, an increase of 23% compared to the fourth quarter of 2015. S&M expenses excluding amortization of purchased intangible assets and equity compensation expenses were $1.1 billion, or 17.0% of revenues, in the fourth quarter of 2016, compared to $898 million, or 18.4% of revenues, in the fourth quarter of 2015. S&M expenses related to our generic medicines segment were $549 million, an increase of 60% compared to $343 million in the fourth quarter of 2015, mainly due to additional costs related to the inclusion of the Actavis Generics business from August 2016 and the launch of our business venture in Japan in the second quarter of 2016. S&M expenses related to our specialty medicines segment were $506 million, a decrease of 10% compared to $561 million in the fourth quarter of 2015. The decrease was mainly due to decreased investment in specific products such as Nuvigil®, which is facing generic competition, and Zecuity®, which was withdrawn from the market.

General and Administrative (G&A) expenses in the fourth quarter of 2016 were $311 million, compared to $291 million in the fourth quarter of 2015. G&A expenses excluding equity compensation expenses were $294 million in the fourth quarter of 2016, or 4.5% of revenues, compared to $280 million and 5.7% in the fourth quarter of 2015.

Quarterly GAAP operating loss was $0.1 billion in the fourth quarter of 2016, compared to income of $0.9 billion in the fourth quarter of 2015. Quarterly non-GAAP operating income was $1.9 billion, up 31%, compared to $1.5 billion in the fourth quarter of 2015.

Adjusted EBITDA (non-GAAP operating income, which excludes amortization and certain other items, and excluding depreciation expenses) was $2.1 billion, up 31%, compared to $1.6 billion in the fourth quarter of 2015.

GAAP financial expenses for the fourth quarter of 2016 were $777 million, compared to $70 million in the fourth quarter of 2015. This increase is mainly the result of an impairment of $500 million of our monetary balance sheet items in Venezuela following our decision to begin utilizing a blended exchange rate effective on December 1, 2016, as well as higher interest expenses. Non-GAAP financial expenses were $233 million in the fourth quarter of 2016, compared to $68 million in the fourth quarter of 2015.

GAAP income tax expenses for the fourth quarter of 2016 were $57 million on pre-tax loss of $914 million. In the fourth quarter of 2015, the provision for income taxes was $249 million, or 29% on pre-tax income of $861 million. The provision for non-GAAP income taxes for the fourth quarter of 2016 was $218 million on pre-tax non-GAAP income of $1.7 billion, for a quarterly tax rate of 13%. The provision for non-GAAP income taxes in the fourth quarter of 2015 was $289 million on pre-tax non-GAAP income of $1.4 billion, for a quarterly tax rate of 21%.

GAAP net loss attributable to ordinary shareholders and GAAP diluted EPS were $1.0 billion and a loss of $1.10, respectively, in the fourth quarter of 2016, compared to income of $500 million and EPS of $0.55 in the fourth quarter of 2015. Non-GAAP net income attributable to ordinary shareholders for calculating diluted EPS and non-GAAP diluted EPS were $1.5 billion and $1.38, respectively, in the fourth quarter of 2016, compared to $1.1 billion and $1.28 in the fourth quarter of 2015.

For the fourth quarter of 2016, the weighted average outstanding shares for the fully diluted earnings per share calculation was 1,015 million on a GAAP basis and 1,076 million on a non-GAAP basis. The number of average weighted diluted shares outstanding used for the fully diluted share calculation for the fourth quarter of 2015 was 875 million shares on a GAAP and 888 million on a non-GAAP basis. The increase in the number of shares resulted from our December 2015 equity offerings and from the issuance of shares to Allergan in August 2016 in connection with the closing of the Actavis Generics acquisition. The number of shares on a non-GAAP basis includes the potential dilution resulting from our mandatory convertible preferred shares, which had a dilutive effect on our non-GAAP earnings per share.

As of December 31, 2016, the fully diluted share count for calculating Teva's market capitalization was approximately 1,079 million shares.

Non-GAAP information: Net non-GAAP adjustments in the fourth quarter of 2016 were $2.5 billion. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  an impairment of goodwill of $900 million, relating to the acquisition of Rimsa;
  financial expenses of $544 million, primarily $500 million related to the impairment of our monetary balance sheet items in Venezuela following our decision to adopt a blended exchange rate;
  legal settlements and loss contingencies of $225 million in connection with the ciprofloxacin (Cipro®) settlement;
  amortization of purchased intangible assets totaling $182 million, of which $170 million is included in cost of goods sold and the remaining $12 million in selling and marketing expenses. Amortization expenses were particularly low this quarter due to the impact of the changes in the value of the Actavis and Rimsa intangible assets;
  R&D-related expenses of $161 million, comprised mainly of an upfront payment of $160 million to Celltrion pursuant to our exclusive partnership to commercialize two of Celltrion’s biosimilar products;
  inventory step-up of $140 million, related mainly to the acquisition of the Actavis Generics business;
  cost of sales adjustment of $133 million, to adjust our inventory balance in Venezuela to reflect the U.S. dollar fair market value of the inventory;
  impairment of long-lived assets of $132 million, $80 million of which was related to our facility in Godollo, Hungary;
  restructuring expenses of $91 million;
  acquisition, integration and related expenses including contingent consideration of $75 million;
  equity compensation expenses of $38 million;
  costs related to regulatory actions taken in facilities of $30 million;
  other non-GAAP items of negative $26 million;
  minority interest adjustment of negative $11 million; and
  related tax effect of $161 million.

Teva believes that excluding such items facilitates investors' understanding of its business. See the attached tables for a reconciliation of the GAAP results to the adjusted non-GAAP figures.

Cash flow from operations generated during the fourth quarter of 2016 was $1.4 billion, a decrease of 12% compared to the fourth quarter of 2015 mainly due to changes in our working capital. Free cash flow, excluding net capital expenditures, was $1.1 billion, down 19% compared to the fourth quarter of 2015.

Segment Results for the Fourth Quarter 2016

Beginning in the fourth quarter of 2016, and following the acquisition of Actavis Generics, we revised our segment structure so that our generic medicines segment, which includes chemical and therapeutic equivalents of originator medicines in a variety of dosage forms, now includes our OTC business, conducted primarily through PGT, as well as our API manufacturing business.

All data presented has been conformed to the new segment structure.

Generic Medicines Segment

	Three Months Ended December 31,
	2016		2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$3,716	100.0%	$2,573	100.0%
Gross profit	1,835	49.4%	1,169	45.4%
R&D expenses	211	5.7%	133	5.2%
S&M expenses	549	14.8%	343	13.3%
Segment profit*	$1,075	28.9%	$693	26.9%

*Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step up and certain other items.

Generic Medicines Revenues

Generic medicines revenues in the fourth quarter of 2016 were $3.7 billion, an increase of 44% compared to the fourth quarter of 2015, reflecting the results of the Actavis Generics business from August 2, 2016.

Generic revenues consisted of:

  U.S. revenues of $1.4 billion, an increase of 40% compared to the fourth quarter of 2015, mainly due to the inclusion of Actavis Generics with revenues of $630 million.
  European revenues of $1.1 billion, an increase of 33%, or 38% in local currency terms, compared to the fourth quarter of 2015, mainly due to the inclusion of Actavis Generics with revenues of $360 million.
  ROW revenues of $1.3 billion, an increase of 62%, or 36% in local currency terms, compared to the fourth quarter of 2015. The increase in local currency terms was mainly due to the results of our business venture with Takeda in Japan which commenced operations in April 2016, and the inclusion of $150 million of revenues from Actavis Generics.
  Our OTC revenues (which are included in the market revenues above) were $412 million, an increase of 28% compared to $321 million in the fourth quarter of 2015. In local currency terms, revenues increased 7%. PGT’s in-market sales were $530 million in the fourth quarter of 2016, compared to $450 million in the fourth quarter of 2015.
  API sales to third parties of $181 million (which are included in the market revenues above), a decrease of 10%, compared to the fourth quarter of 2015, mainly as sales to Actavis Generics are no longer classified as sales to third parties.

Generic medicines revenues comprised 57% of our total revenues in the quarter, compared to 53% in the fourth quarter of 2015.

Generic Medicines Gross Profit

Gross profit of our generic medicines segment in the fourth quarter of 2016 was $1.8 billion, an increase of 57% compared to $1.2 billion in the fourth quarter of 2015. The higher gross profit was mainly a result of the inclusion of Actavis Generics and our business venture with Takeda in Japan, both of which impacted the current quarter but not the fourth quarter of 2015.

Gross profit margin for our generic medicines segment in the fourth quarter of 2016 increased to 49.4%, from 45.4% in the fourth quarter of 2015.

Generic Medicines Profit

Our generic medicines segment generated profit of $1.1 billion in the fourth quarter of 2016, an increase of 55% compared to the fourth quarter of 2015. Generic medicines profitability as a percentage of generic medicines revenues was 28.9% in the fourth quarter of 2016, up from 26.9% in the fourth quarter of 2015.

Specialty Medicines Segment

	Three Months Ended December 31,
	2016		2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,203	100.0%	$2,114	100.0%
Gross profit	1,926	87.4%	1,855	87.7%
R&D expenses	296	13.4%	263	12.4%
S&M expenses	506	23.0%	561	26.5%
Segment profit*	$1,124	51.0%	$1,031	48.8%

*Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization, inventory step up and certain other items.

Specialty Medicines Revenues

Specialty medicines revenues in the fourth quarter of 2016 were $2.2 billion, up 4% compared to the fourth quarter of 2015. U.S. specialty medicines revenues were $1.7 billion, up 5% compared to the fourth quarter of 2015. European specialty medicines revenues were $384 million, an increase of 5%, or 9% in local currency terms, compared to the fourth quarter of 2015. ROW specialty revenues were $102 million, down 6%, or 4% in local currency terms, compared to the fourth quarter of 2015.

Specialty medicines revenues comprised 34% of our total revenues in the quarter, compared to 43% in the fourth quarter of 2015.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended December 31, 2016 and 2015:

	Three Months Ended December 31,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions
CNS	$1,243	$1,274	(2%)
Copaxone®	1,015	960	6%
Azilect®	88	80	10%
Nuvigil®	25	100	(75%)
Respiratory	325	326	(0%)
ProAir®	139	148	(6%)
QVAR®	116	119	(3%)
Oncology	268	318	(16%)
Treanda® and Bendeka®	150	198	(24%)
Women's Health	122	107	14%
Other Specialty	245	89	175%
Total Specialty Medicines	$2,203	$2,114	4%

Global revenues of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, were $1.0 billion, an increase of 6% compared to the fourth quarter of 2015.

Copaxone® revenues in the United States were $829 million, up 9% compared to $760 million in the fourth quarter of 2015, mainly due to a price increase of 7.9% in January 2016. At the end of the fourth quarter of 2016, according to December 2016 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 27.9% and 29.3%, respectively. Copaxone® 40 mg/mL accounted for over 84% of total Copaxone® prescriptions in the U.S.

Copaxone® revenues outside the United States were $186 million, a decrease of 7%, compared to the fourth quarter of 2015 mainly due to loss of tender orders in Russia, partially offset by a volume increase in Europe.

Our global Azilect® revenues were $88 million, an increase of 10% compared to the fourth quarter of 2015. Global in-market sales decreased 31%, mainly due to generic competition in certain European markets.

Revenues of our respiratory products were $325 million, in line with results in the fourth quarter of 2015. ProAir® revenues in the quarter were $139 million, down 6% compared to the fourth quarter of 2015, due to lower volumes related to changes in our market access. QVAR® global revenues were $116 million in the fourth quarter of 2016, down 3% compared to the fourth quarter of 2015, mainly due to net pricing effects.

Revenues of our oncology products were $268 million in the fourth quarter of 2016, down 16% compared to the fourth quarter of 2015. Revenues of Treanda® and Bendeka® were $150 million, down 24% compared to the fourth quarter of 2015, due to increased competition from other therapies and normalization of inventory levels following the launch of Bendeka®.

Specialty Medicines Gross Profit

Gross profit of our specialty medicines segment was $1.9 billion, up 4% compared to the fourth quarter of 2015. Gross profit margin for our specialty medicines segment in the fourth quarter of 2016 was 87.4%, compared to 87.7% in the fourth quarter of 2015.

Specialty Medicines Profit

Our specialty medicines segment profit was $1.1 billion in the fourth quarter of 2016, up 9% compared to the fourth quarter of 2015.

Specialty medicines profit as a percentage of segment revenues was 51.0% in the fourth quarter of 2016, up from 48.8% in the fourth quarter of 2015.

The following tables present information regarding our multiple sclerosis franchise and of our other specialty medicines for the three months ended December 31, 2016 and 2015:

	Multiple Sclerosis
	Three months ended December 31,
	2016		2015
	U.S.$ in millions / % of MS Revenues

Revenues	$1,015	100.0%	$960	100.0%
Gross profit	927	91.3%	866	90.2%
R&D expenses	30	3.0%	32	3.3%
S&M expenses	81	7.9%	121	12.6%
MS profit	$816	80.4%	$713	74.3%

	Other Specialty
	Three months ended December 31,
	2016		2015
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,188	100.0%	$1,154	100.0%
Gross profit	999	84.1%	989	85.7%
R&D expenses	266	22.4%	231	20.0%
S&M expenses	425	35.8%	440	38.1%
Other Specialty profit	$308	25.9%	$318	27.6%

Other Activities

Other revenues, primarily sales of third-party products for which we act as distributor, mostly in the United States via Anda, as well as in Israel and Hungary, sales of medical devices, contract manufacturing services related to products divested in connection with the Actavis Generics acquisition and other miscellaneous items, were $573 million in the fourth quarter of 2016, compared to $194 million, in the fourth quarter of 2015. The increase was mainly related to the inclusion of Anda's revenues beginning in the fourth quarter of 2016.

Revenues of our other activities comprised 9% of our total revenues in the quarter, compared to 4% in the fourth quarter of 2015.

Outlook for 2017 Non-GAAP Results

Teva reaffirms its 2017 full year non-GAAP guidance, including the items below:

  We expect revenues for full year 2017 to be $23.8 - 24.5 billion.
  Non-GAAP EPS for 2017 is expected to be $4.90 - 5.30, based on a weighted average number of shares of 1,076 million.

These estimates reflect management`s current expectations for Teva's performance in 2017. Actual results may vary, whether as a result of exchange rate differences, market conditions or other factors. In addition, the non-GAAP figures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects.

Dividends

On February 7, 2017, the Board of Directors declared a cash dividend of $0.34 per ordinary share for the fourth quarter of 2016. For holders of our ordinary shares that are traded on the Tel Aviv Stock Exchange, the dividend will be converted into new Israeli shekels based on the official exchange rate as of February 13, 2017. The record date will be March 2, 2017, and the payment date will be March 20, 2017. Tax will be withheld at a rate of 15%.

Also, on February 7, 2017, the Board of Directors declared a cash dividend of $17.50 per mandatory convertible preferred share for the fourth quarter of 2016. The record date will be March 1, 2017 and the payment date will be March 15, 2017. Tax will be withheld at a rate of 15%.

Conference Call

Teva will host a conference call and live webcast along with a slide presentation on Monday, February 13, 2017 at 8:00 a.m. ET to discuss its full year and fourth quarter 2016 results and overall business environment. A question & answer session will follow.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-966-1396; Canada 1-866-992-6802 or International +44(0) 2071 928000; passcode: 62969090. For a list of other international toll-free numbers, click here.

A live webcast of the call will also be available on Teva's website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until March 13, 2017, 9:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452550000; passcode: 62969090.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva's net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and existing and potential generic versions); our ability to integrate Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of the acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we are dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt incurred to finance the Actavis Generics acquisition; the fact that for a period of time following the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; adverse consequences arising out of our settlement in principle with the DOJ and SEC regarding the FCPA investigations; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the "SEC").

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Statements of Income (Loss)
(U.S. dollars in millions, except share and per share data)

		Three months ended December 31,		Year ended December 31,

		2016	2015	2016	2015
		Unaudited	Unaudited	Audited	Audited
Net revenues		6,492	4,881	21,903	19,652
Cost of sales		3,102	2,034	10,044	8,296
Gross profit		3,390	2,847	11,859	11,356
Research and development expenses		684	446	2,111	1,525
Selling and marketing expenses		1,129	916	3,860	3,478
General and administrative expenses		311	291	1,236	1,239
Impairments, restructuring and others		278	163	699	1,131
Legal settlements and loss contingencies		225	100	899	631
Goodwill impairment		900	-	900	-
Operating income (loss)		(137)	931	2,154	3,352
Financial expenses – net		777	70	1,330	1,000
Income (loss) before income taxes		(914)	861	824	2,352
Income taxes		57	249	521	634
Share in (profit) losses of associated companies – net		3	114	(8)	121
Net income (loss)		(974)	498	311	1,597
Net income (loss) attributable to non-controlling interests		(1)	(2)	(18)	9
Net income (loss) attributable to Teva		(973)	500	329	1,588
Accrued dividends on preferred shares		65	15	261	15
Net income (loss) attributable to ordinary shareholders		(1,038)	485	68	1,573

Earnings per share attributable to ordinary shareholders:	Basic ($)	(1.11)	0.56	0.07	1.84
	Diluted ($)	(1.10)	0.55	0.07	1.82
Weighted average number of shares (in millions):	Basic	1,015	866	955	855
	Diluted	1,015	875	961	864

Non-GAAP net income attributable to ordinary shareholders:*		1,415	1,121	4,983	4,681
Non-GAAP net income attributable to Teva:**		1,480	1,136	5,244	4,696

Non-GAAP earnings per share attributable to ordinary shareholders:*	Basic ($)	1.41	1.29	5.22	5.48
	Diluted ($)**	1.38	1.28	5.14	5.42

Weighted average number of shares (in millions):	Basic	1,015	866	955	855
	Diluted	1,076	888	1,020	867

* See reconciliation attached.

**Dividends on the mandatory convertible preferred shares of $261 and $15 million for the year ended December 31, 2016 and 2015, and dividend of $65 and $15 millions for the three month ended December 31, 2016 and 2015, respectively, are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Audited)

	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	988	6,946
Trade receivables	7,523	5,350
Inventories	4,954	3,966
Deferred income taxes	-	735
Prepaid expenses	1,362	910
Other current assets	1,293	491
Assets held for sale	841	-
Total current assets	16,961	18,398
Deferred income taxes	725	250
Other non-current assets	1,235	2,341
Property, plant and equipment, net	8,073	6,544
Identifiable intangible assets, net	21,487	7,675
Goodwill	44,409	19,025
Total assets	92,890	54,233

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	3,276	1,585
Sales reserves and allowances	7,839	6,601
Trade payables	2,157	1,918
Employee-related obligations	859	710
Accrued expenses	3,405	1,681
Other current liabilities	867	510
Liabilities held for sale	116	-
Total current liabilities	18,519	13,005
Long-term liabilities:
Deferred income taxes	5,215	1,748
Other taxes and long-term liabilities	1,639	1,195
Senior notes and loans	32,524	8,358
Total long-term liabilities	39,378	11,301
Equity:
Teva shareholders’ equity	33,337	29,769
Non-controlling interests	1,656	158
Total equity	34,993	29,927
Total liabilities and equity	92,890	54,233

Condensed Consolidated Cash Flow
(U.S. Dollars in millions)

	Three months ended December 31,		Year ended December 31,

	2016	2015	2016	2015
	Unaudited	Unaudited	Audited	Audited
Operating activities:
Net income (loss)	(974)	498	311	1,597
Net change in operating assets and liabilities	119	217	1,219	920
Items not involving cash flow	2,280	900	3,695	3,025
Net cash provided by operating activities	1,425	1,615	5,225	5,542

Net cash used in investing activities	(797)	(293)	(35,740)	(5,565)

Net cash provided by (used in) financing activities	(701)	4,715	25,217	4,805

Translation adjustment on cash and cash equivalents	(496)	(19)	(660)	(62)

Net change in cash and cash equivalents	(569)	6,018	(5,958)	4,720

Balance of cash and cash equivalents at beginning of period	1,557	928	6,946	2,226

Balance of cash and cash equivalents at end of period	988	6,946	988	6,946

Non-GAAP reconciliation items
(U.S. Dollars in millions)

	Three months ended December 31,		Year ended December 31,

	2016	2015	2016	2015
	Unaudited	Unaudited	Audited	Audited
Amortization of purchased intangible assets	182	201	993	838
Goodwill impairment	900	-	900	-
Legal settlements and loss contingencies	225	100	899	631
Impairment of long-lived assets	132	28	746	361
Purchase of research and development in process	161	11	423	21
Inventory step-up	140	-	383	-
Acquisition, integration and related expenses	77	27	261	221
Restructuring expenses	91	62	245	183
Costs related to regulatory actions taken in facilities	30	8	153	36
Equity compensation	38	30	121	112
Contingent consideration	(2)	70	83	399
Gain on sales of business and long-lived assets	-	-	(693)	-
Other non-GAAP items	107	13	179	20
Financial expense	544	2	888	777
Corresponding tax effect	(161)	(40)	(593)	(631)
Impairment of equity investment─net	-	124	3	124
Minority interest changes	(11)	-	(76)	16

Reconciliation between net income attributable to ordinary shareholders and earnings per share as reported under US GAAP to non-GAAP net income attributable to ordinary shareholders and earnings per share

		Year ended December 31, 2016					Year ended December 31, 2015
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues

	Gross profit (1)	11,859	1,559	-	13,418	61%	11,356	859	-	12,215	62%
	Operating income (1)(2)	2,154	4,693	-	6,847	31%	3,352	2,822	-	6,174	31%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	68	4,915	261	5,244	24%	1,573	3,108	15	4,696	24%
	Earnings per share attributable to ordinary shareholders - diluted (5)	0.07	5.07	-	5.14		1.82	3.60	-	5.42

(1)	Amortization of purchased intangible assets		881					808
	Inventory step-up		383					-
	Costs related to regulatory actions taken in facilities		153					36
	Equity compensation		14					13
	Other COGS related adjustments (6)		128					2
	Gross profit adjustments		1,559					859

(2)	Goodwill impairment		900					-
	Legal settlements and loss contingencies		899					631
	Impairment of long-lived assets		746					361
	Purchase of research and development in process		423					21
	Acquisition, integration and related expenses		261					221
	Restructuring expenses		245					183
	Amortization of purchased intangible assets		112					30
	Equity compensation		107					99
	Contingent consideration		83					399
	Gain on sale of business and long-lived assets		(693)					-
	Other operating related expenses		51					18
			3,134					1,963

	Operating income adjustments		4,693					2,822

(3)	Financial expense including devaluation losses		888					777
	Tax effect		(593)					(631)
	Changes in minority interest		(76)					16
	Impairment of equity investment─net		3					124

	Net income adjustments		4,915					3,108

(4)	Non-GAAP net income attributable to ordinary shareholders for the year ended December 31, 2016 includes an add back of $261 million of accrued dividends on preferred shares since they had a dilutive effect on earnings per share.

(5)	The non-GAAP weighted average number of shares was 1,020 million for the year ended December 31, 2016. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

(6)	Includes for 2016, $133 million in inventory-related expenses in connection with the devaluation in Venezuela.

Reconciliation between net income (loss) attributable to ordinary shareholders and earnings per share as reported under US GAAP to non-GAAP net income attributable to ordinary shareholders and earnings per share

		Three months ended December 31, 2016					Three months ended December 31, 2015
		U.S. dollars and shares in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Dividends on Preferred Shares	Non-GAAP	% of Net Revenues

	Gross profit (1)	3,390	469	-	3,859	59%	2,847	207	-	3,054	63%
	Operating Profit (loss) (1)(2)	(137)	2,081	-	1,944	30%	931	550	-	1,481	30%
	Net income (loss) attributable to ordinary shareholders (1)(2)(3)(4)	(1,038)	2,453	65	1,480	23%	485	636	15	1,136	23%
	Earnings per share attributable to ordinary shareholders - diluted (5)	(1.10)	2.48	-	1.38		0.55	0.73	-	1.28

(1)	Amortization of purchased intangible assets		170					194
	Inventory step-up		140					-
	Costs related to regulatory actions taken in facilities		30					8
	Equity compensation		4					5
	Other COGS related adjustments (6)		125					-
	Gross profit adjustments		469					207

(2)	Goodwill impairment		900					-
	Legal settlements and loss contingencies		225					100
	Impairment of long-lived assets		132					28
	Purchase of research and development in process		161					11
	Acquisition, integration and related expenses		77					27
	Restructuring expenses		91					62
	Amortization of purchased intangible assets		12					7
	Equity compensation		34					25
	Contingent consideration		(2)					70
	Other operating related expenses		(18)					13
			1,612					343

	Operating profit adjustments		2,081					550

(3)	Finance expense		544					2
	Tax effect		(161)					(40)
	Changes in minority interest		(11)					-
	Impairment of equity investment─net		-					124
	Net income adjustments		2,453					636

(4)	Non-GAAP net income attributable to ordinary shareholders for the three months ended December 31, 2016 includes an add back of $65 million of accrued dividends on preferred shares since they had a dilutive effect on earnings per share.

(5)	The non-GAAP weighted average number of shares was 1,076 and 888 million for the three months ended December 31, 2016 and 2015, respectively. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

(6)	Includes for 2016, $133 million in inventory-related expenses in connection with the devaluation in Venezuela.

Segment Information

	Generic Medicines
	Three months ended December 31,				Percentage Change 2016 - 2015
	2016		2015
	Unaudited, U.S.$ in millions / % of Segment Revenues

Revenues	$3,716	100.0%	$2,573	100.0%	44%
Gross profit	1,835	49.4%	1,169	45.4%	57%
R&D expenses	211	5.7%	133	5.2%	59%
S&M expenses	549	14.8%	343	13.3%	60%
Segment profit*	$1,075	28.9%	$693	26.9%	55%

	Specialty Medicines
	Three months ended December 31,				Percentage Change 2016 - 2015
	2016		2015
	Unaudited, U.S.$ in millions / % of Segment Revenues

Revenues	$2,203	100.0%	$2,114	100.0%	4%
Gross profit	1,926	87.4%	1,855	87.7%	4%
R&D expenses	296	13.4%	263	12.4%	13%
S&M expenses	506	23.0%	561	26.5%	(10%)
Segment profit*	$1,124	51.0%	$1,031	48.8%	9%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in 2016, our OTC business is included in our generics medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

Segment Information

	Generic Medicines
	Year ended December 31,				Percentage Change 2016 - 2015
	2016		2015
	Audited, U.S.$ in millions / % of Segment Revenues

Revenues	$11,990	100.0%	$10,540	100.0%	14%
Gross profit	5,696	47.5%	4,903	46.5%	16%
R&D expenses	659	5.5%	519	4.9%	27%
S&M expenses	1,727	14.4%	1,459	13.8%	18%
Segment profit*	$3,310	27.6%	$2,925	27.8%	13%

	Specialty Medicines
	Year ended December 31,				Percentage Change 2016 - 2015
	2016		2015
	Audited, U.S.$ in millions / % of Segment Revenues

Revenues	$8,674	100.0%	$8,338	100.0%	4%
Gross profit	7,558	87.1%	7,200	86.3%	5%
R&D expenses	998	11.5%	918	11.0%	9%
S&M expenses	1,899	21.9%	1,921	23.0%	(1%)
Segment profit*	$4,661	53.7%	$4,361	52.3%	7%

* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items. Beginning in 2016, our OTC business is included in our generics medicines segment. The data presented have been conformed to reflect these changes for all relevant periods.

Additional information

	MS Specialty
	Three months ended December 31,				Percentage Change 2016 - 2015
	2016		2015
	Unaudited, U.S.$ in millions / % of MS Specialty Revenues

Revenues	$1,015	100.0%	$960	100.0%	6%
Gross profit	927	91.3%	866	90.2%	7%
R&D expenses	30	3.0%	32	3.3%	(6%)
S&M expenses	81	7.9%	121	12.6%	(33%)
MS profit	$816	80.4%	$713	74.3%	14%

	Other Specialty
	Three months ended December 31,				Percentage Change 2016 - 2015
	2016		2015
	Unaudited, U.S.$ in millions / % of Specialty Revenues

Revenues	$1,188	100.0%	$1,154	100.0%	3%
Gross profit	999	84.1%	989	85.7%	1%
R&D expenses	266	22.4%	231	20.0%	15%
S&M expenses	425	35.8%	440	38.1%	(3%)
Other Specialty profit	$308	25.9%	$318	27.6%	(3%)

Additional information

	MS Specialty
	Year ended December 31,				Percentage Change 2016 - 2015
	2016		2015
	Audited, U.S.$ in millions / % of MS Specialty Revenues

Revenues	$4,223	100.0%	$4,023	100.0%	5%
Gross profit	3,857	91.3%	3,618	89.9%	7%
R&D expenses	95	2.2%	101	2.5%	(6%)
S&M expenses	327	7.8%	432	10.7%	(24%)
MS profit	$3,435	81.3%	$3,085	76.7%	11%

	Other Specialty
	Year ended December 31,				Percentage Change 2016 - 2015
	2016		2015
	Audited, U.S.$ in millions / % of Specialty Revenues

Revenues	$4,451	100.0%	$4,315	100.0%	3%
Gross profit	3,701	83.1%	3,582	83.0%	3%
R&D expenses	903	20.3%	817	18.9%	11%
S&M expenses	1,572	35.3%	1,489	34.5%	6%
Other Specialty profit	$1,226	27.5%	$1,276	29.6%	(4%)

Reconciliation of our segment profit
to consolidated income before income taxes

	Three months ended December 31,
	2016	2015
	Unaudited, U.S.$ in millions
Generic medicines profit	$1,075	$693
Specialty medicines profit	1,124	1,031
Total segment profit	2,199	1,724
Profit of other activities	40	37
Total profit	2,239	1,761
Amounts not allocated to segments:
Amortization	182	201
General and administrative expenses	311	291
Impairments, restructuring and others	278	163
Goodwill impairment	900	-
Inventory step-up	140	-
Purchase of research and development in process	161	11
Costs related to regulatory actions taken in facilities	30	8
Legal settlements and loss contingencies	225	100
Other unallocated amounts (1)	149	56

Consolidated operating income (loss)	(137)	931
Financial expenses - net	777	70
Consolidated income (loss) before income taxes	$(914)	$861

(1) $133 million inventory related expenses in connection with the devaluation in Venezuela.

Reconciliation of our segment profit
to consolidated income before income taxes

	Year ended December 31,
	2016	2015
	Audited, U.S.$ in millions
Generic medicines profit	$3,310	$2,925
Specialty medicines profit	4,661	4,361
Total segment profit	7,971	7,286
Profit of other activities	68	75
Total profit	8,039	7,361
Amounts not allocated to segments:
Amortization	993	838
General and administrative expenses	1,236	1,239
Impairments, restructuring and others	699	1,131
Goodwill impairment	900	-
Inventory step-up	383	-
Purchase of research and development in process	423	21
Costs related to regulatory actions taken in facilities	153	36
Legal settlements and loss contingencies	899	631
Other unallocated amounts (1)	199	113
Consolidated operating income	2,154	3,352
Financial expenses - net	1,330	1,000
Consolidated income before income taxes	$824	$2,352

(1) Includes for 2016, $133 million in inventory related-expenses in connection with the devaluation in Venezuela.

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended December 31,		Percentage Change	Percentage Change
	2016	2015	2016 - 2015	2016 - 2015
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$1,395	$998	40%	40%
Europe*	1,069	804	33%	38%
Rest of the World	1,252	771	62%	36%
Total Generic Medicines	3,716	2,573	44%	38%
Specialty Medicines
United States	1,717	1,640	5%	5%
Europe*	384	366	5%	9%
Rest of the World	102	108	(6%)	(4%)
Total Specialty Medicines	2,203	2,114	4%	5%
Other Revenues
United States	350	4	8650%	8650%
Europe*	72	54	33%	34%
Rest of the World	151	136	11%	10%
Total Other Revenues	573	194	195%	195%
Total Revenues	$6,492	$4,881	33%	30%

* We define our European region as the European Union and certain other European countries.

Revenues by Activity and Geographical Area
(Audited)

	Year Ended December 31,		Percentage Change	Percentage Change
	2016	2015	2016 - 2015	2016 - 2015
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$4,556	$4,795	(5%)	(5%)
Europe*	3,563	3,146	13%	16%
Rest of the World	3,871	2,599	49%	30%
Total Generic Medicines	11,990	10,540	14%	10%
Specialty Medicines
United States	6,724	6,442	4%	4%
Europe*	1,598	1,518	5%	7%
Rest of the World	352	378	(7%)	(1%)
Total Specialty	8,674	8,338	4%	5%
Other Revenues
United States	369	12	2975%	2975%
Europe*	248	226	10%	11%
Rest of the World	622	536	16%	15%
Total Other Revenues	1,239	774	60%	60%
Total Revenues	$21,903	$19,652	11%	10%

* We define our European region as the European Union and certain other European countries.

Revenues by Product line (Unaudited)

	Three Months Ended December 31,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions

Generic Medicines	$3,716	$2,573	44%
API	181	202	(10%)
OTC	412	321	28%
Specialty Medicines	2,203	2,114	4%
CNS	1,243	1,274	(2%)
Copaxone®	1,015	960	6%
Azilect®	88	80	10%
Nuvigil®	25	100	(75%)
Respiratory	325	326	*
ProAir®	139	148	(6%)
Qvar®	116	119	(3%)
Oncology	268	318	(16%)
Treanda® and Bendeka®	150	198	(24%)
Women's Health	122	107	14%
Other Specialty	245	89	175%
All Others	573	194	195%
Total	$6,492	$4,881	33%

* Less than 0.5%

Revenues by Product line
(Audited)

	Year Ended December 31,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions

Generic Medicines	$11,990	$10,540	14%
API	776	748	4%
OTC	1,361	1,014	34%
Specialty Medicines	8,674	8,338	4%
CNS	5,283	5,213	1%
Copaxone®	4,223	4,023	5%
Azilect®	410	384	7%
Nuvigil®	200	373	(46%)
Respiratory	1,274	1,129	13%
ProAir®	565	549	3%
Qvar®	462	392	18%
Oncology	1,139	1,201	(5%)
Treanda® and Bendeka®	661	741	(11%)
Women's Health	458	461	(1%)
Other Specialty	520	334	56%
All Others	1,239	774	60%
Total	$21,903	$19,652	11%

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR:
United States
Kevin C. Mannix, 215-591-8912
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
Israel
Iris Beck Codner, 972 (3) 926-7246
or
United States
Denise Bradley, 215-591-8974